SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces 2011 Guidance Revision
Competition in the local market and temporary increase in certain ex-fuel costs pressure operating results in the short term, leading to a guidance revision

São Paulo, July 28, 2011– GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL),(S&P/Fitch: BB-/BB-,Moody’s: Ba3), the largest low-cost and low-fare airline in Latin America, has reviewed its 2011 guidance, given the current competitive scenario in Brazil and the increase in certain costs, as detailed below.

GOL will revise its projections to incorporate developments in its operating and financial performance, as well as any changes in interest and exchange rates, GDP growth and WTI oil prices.

2011 Guidance	Previous Scenario		Revised Scenario
	Worst Case	Best Case	Worst Case	Best Case
Brazilian GDP Growth	4.0%	5.0%	4.0%	5.0%
Domestic Demand Growth (% RPKs)	10.0%	15.0%	12.0%	18.0%
Passengers Transported by GOL (million)	34	36	34	36
GOL’s Capacity (Supply) (billion ASK)	48.0	50.0	48.0	50.0
Operational Fleet (end of period)	115	115	115	115
Yield (R$ cents)	19.5	21.0	18.5	19.8
RPK, System (billion)	33.0	35.0	34.0	36.0
Departures (‘000)	315	340	315	340
CASK ex-fuel (R$ cents)	8.7	8.3	9.4	9.0
Fuel Liters Consumed (billion)	1.55	1.65	1.55	1.65
Fuel Price (R$/liter)	2.10	2.00	2.10	2.00
Average WTI Price (US$/barrel)	115	100	115	100
Average Exchange Rate (R$/US$)	1.68	1.58	1.65	1.55
Operating Margin (EBIT)*	6.5%	10.0%	1.0%	4.0%
* Considering the adjusted 1Q11 result, excluding any non-cash effects as disclosed in the 1Q11 earnings release.

Market and Yield

In the first half of 2011, domestic market seat supply grew by a substantial 14.4% over the same period last year. As a result, GOL’s first half yield declined by around 7%, in a comparison between the same period over the previous year.

Even though the Company adopted a cautious strategy in regard to adding capacity, the yield pressure led to reduced passenger revenue growth and the Company's market share fell to 40.8% from 37.5% in a comparison between the first six months of 2010 and 2011.

GOL has always privileged profitability over market share, but the increase in fuel costs and the decision to incur certain expenses in 2011 that will generate savings in the future (e.g. returning the B767s) pressured the operating margin. As a result, the RASK-CASK spread was unfavorable in the first half of 2011, and the Company will be concentrated in keeping it under control in the coming months until the results of the action plan become fully apparent. This action plan will allow the operating margin to resume its growth process, even in a scenario where the local industry continues to manage its capacity inefficiently, allowing growth with more consistent results, following the current trend in the global airline industry.

In such a scenario, the Company believes prices will not recover in real terms in the second half, resulting in an average annual yield of 19.00 cents (R$), although the decline in this important revenue line driver should be partially offset by the expected 2.0 p.p. increase in the load factor from the previously-estimated 70% to 72%.

In addition, the airline industry’s demand-to-GDP growth elasticity has increased. As a result, the Company has revised its domestic demand (RPK) growth guidance to between 12% and 18% (in the first half, domestic demand increased by 21.5%).

The Company maintains its cautious supply (ASK) growth estimate. This scenario already includes the expansion of the route network in 3Q11 in preparation for the high season (vacations and year-end celebrations), when yields are traditionally higher.

Aware of the value of its franchise in the Brazilian market, GOL has taken several structural measures over the last few years in order to ensure a strong balance sheet, and has reaffirmed its commitment to its passengers, employees and shareholders, offering competitive fares and maintaining costs that are compatible with its business model. In the current scenario, the Company will be working even harder to streamline its cost structure and its low-cost DNA will give it more flexibility in this process, as demonstrated on several previous occasions.

Operating Margin and Costs

In this scenario of adaptation, GOL has revised its operating cost estimates and now expects a 2011 operating margin (EBIT) of between 1.0% and 4.0%. In addition to the lower yields this year, which will have a more prolonged impact on revenue growth than initially expected, other factors have a key role in determining the cost revision:

• The period of an oil price adverse scenario will last longer than expected. Fuel costs, which accounted for close to 40% of overall costs in 1H11, were around R$250 million higher than originally expected (excluding the exchange gain). The Company is not passing this cost on to consumers, and this situation may well persist.

• The Company recorded expenses from investments in personnel due to the hiring of 395 copilot trainees, who are gradually becoming active, in order to ensure the Company's sustainable growth in the coming years.

• GOL discontinued charter flights with its six B767s and the early return of three of these aircraft resulted in additional devolution expenses and an increase in provisions for non-productive assets, with a 2Q11 impact of R$43 million.

• Additional expenses from flight cancellations and changes in June due to international flight restrictions caused by the Puyehue volcano eruption in Chile.

• Expenses of around R$10 million related to the termination of contracts with suppliers, aiming at future savings.

• A real increase in service prices directly related to the Company's domestic operations, especially airport fees charged by Infraero (R$15 million in 2Q11) and hotel accommodation in the locations where GOL operates.

As a result of all of the above, GOL has revised its 2011 ex-fuel CASK guidance to between R$9.0 and R$9.4 for 2011.

Cost Reduction Initiatives

The Company remains committed to its low-cost and low-fare strategy and has also developed an action plan designed to mitigate the above-mentioned cost increases. The following initiatives are particularly worth mentioning:

• Increased aircraft utilization, mainly through a higher load factor and an increased number of hours flown.

• An even greater focus on profitable routes.

• Optimization of ground services by expanding the self-service network (self-service totems and web check-in).

• Expansion of Buy on Board services, and a standardization of services.

• Expansion of fuel-saving initiatives. All the new B737 NGs delivered from now on have a new turbine that is around 2% more efficient.

• Revision of consulting and outsourced service provision agreements.

• Prioritization of higher-return projects.

The Company believes that these measures, together with (i) an appropriate liquidity position and debt profile; and (ii) a non-speculative and effective fuel hedge position, will have a significant impact now that the Company has begun its 2012 budget, resulting in the resumption of operating margin growth and underlining its continuing commitment to generating returns on invested capital.

Contact

Investor Relations
Leonardo Pereira – CFO
Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations
Phone.: (55 11) 2128-4700
E-mail:  ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter:  www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or  robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.